UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AIP Macro Registered Fund A

3.	Securities and Exchange Commission File No.: 811-22682

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☐ Initial Application ☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

AIP Macro Registered Fund A c/o 100 Front Street, Suite 400 West Conshohocken, Pennsylvania 19428-2881

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jonathan Gaines Dechert LLP 1095 Avenue of the Americas New York, NY 10036-6797 (212) 641-5600

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

(records relating to its function as administrator, custodian, fund accounting agent and escrow agent to AIP Macro Registered Fund A)

(617) 537-4748

Morgan Stanley AIP GP LP

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(records relating to its function as investment adviser to AIP Macro Registered Fund A)

(888) 322-4675

8.	Classification of fund (check only one):

	☒	Management company;

	☐	Unit investment trust; or

	☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☐	Open-end ☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Morgan Stanley AIP GP LP 100 Front Street, Suite 400 West Conshohocken, Pennsylvania 19428-2881 Morgan Stanley Investment Management Limited 25 Cabot Square Canary Wharf London E14-4QA, England

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable
13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-22682

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

February 28, 2019

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to the Agreement and Declaration of Trust of AIP Macro Registered Fund A, the Fund is not required to obtain the approval of shareholders in order to liquidate. See exhibit (2)(a)(2) to the Fund’s N-2 Registration Statement, filed with the Securities and Exchange Commission on July 6, 2012.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒ Yes	☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

May 17, 2019 (as of April 30, 2019)

August 28, 2019 (as of July 31, 2019)

December 20, 2019 (November 30, 2019 annual dividend distribution)

April 2, 2020 (as of January 31, 2020)

July 1, 2020 (as of January 31, 2020)

	(b)	Were the distributions made on the basis of net assets?

		☒ Yes	☐ No

	(c)	Were the distributions made pro rata based on share ownership?

		☒ Yes	☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

	☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

	☐ Yes	☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

	☒ Yes	☐ No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: The Fund has cash of approximately $67,000.

	(b)	Why has the fund retained the remaining assets? The Fund has retained cash to pay outstanding accrued liabilities to the Fund’s service providers.

	(c)	Will the remaining assets be invested in securities? No.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☒ Yes	☐ No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

Accrued expenses of approximately $67,000 remain for operating expenses such as legal fees, tax preparation fees, transfer agency fees, custody fees and other miscellaneous expenses. See Question 22 below for more details.

	(b)	How does the fund intend to pay these outstanding debts or other liabilities? The Fund retained enough cash to pay the outstanding liabilities.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)         Legal expenses: $15,000

(ii)         Accounting expenses: $7,000

(iii)        Other expenses (list and identify separately):

Tax preparation fees - $13,000

Custody fees - $4,000

Transfer agency fees - $11,500

Director fees - $5,500

Corporate secretary fees - $3,000

Miscellaneous expenses - $8,000

(iv)        Total expenses (sum of lines (i) - (iii) above): $67,000

	(b)	How were those expenses allocated?
Pro rata to Fund shareholders based on shares held as of the date the Board voted to engage in a liquidation.
	(c)	Who paid those expenses?
The Fund.
	(d)	How did the fund pay for unamortized expenses (if any)?
Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger: File number:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number:

Form type:

Date of filing:

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIP Macro Registered Fund A, (ii) he is the Chief Financial Officer & Treasurer of AIP Macro Registered Fund A, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ Francis J. Smith
Name: Francis J. Smith
Title: Chief Financial Officer & Treasurer